Exhibit 21.1

Subsidiaries of Semantix, Inc.

Legal Name	Jurisdiction of Incorporation
Semantix AI Ltd.	Cayman Islands
Semantix SPAC Surviving Sub, Ltd.	Cayman Islands
Semantix Tecnologia em Sistema de Informação S.A.	Brazil
Semantix Participações S.A.	Brazil
Semantix Colômbia S.A.S.	Colombia
Semantix México, S. de R.L. de C.V.	Mexico
Semantix Corp.	South Dakota
LinkAPI Tecnologia S.A.	Brazil
Tradimus S.A.	Brazil
Semantix Gestão Financeira Ltda.	Brazil